corporate profile

During the past 15 years, CFM has grown from a small regional hearth manufacturer into a diversified home products company, with annual sales of $576 million and more than 2,400 employees in North America and the United Kingdom.

This track record has been made possible by an unwavering focus on the high quality, high performance home products that today’s consumers value most. Whether they are spending precious time with family or proudly describing the attributes of our hearth, barbeque and other home products to friends and neighbours, everything we manufacture at CFM is designed to make consumers feel right at home.

VISION

"To be a leading home products manufacturing company that is recognized for products of the highest quality and innovativeness that consistently lead the markets they participate in. At CFM, we make the products that you value most in your home."

SALES & EBITDA
($ millions)
576.2
355.7
272.7
82.0
72.0
24.5
Sales
EBITDA
00
01
02

contents

CFM at a Glance  inside front cover Financial Performance  2 Letter from the Chairman  3 Management Biographies  12 Management’s Discussion and Analysis 14 Management’s Responsibility for the Financial Statements 20 Auditors’ Report 20 Financial Statements 21 Notes to Consolidated Financial Statements 24 Five Year Highlights 39 Corporate Directory and Investor Information 40 Employee Listing inside back page

PRODUCT	MARKET
gas fireplaces

CFM manufactures an extensive line of gas fireplaces. The economic, environmental and aesthetic benefits of natural gas bode well for CFM, an industry leader that derives more than 50% of its hearth revenues from high-margin, gas-fuelled products.

wood fireplaces

CFM's factory-built wood hearths meet increasingly stringent demands for efficiency, convenience and safety. Loaded with features such as advanced heat circulation and zero-clearance designs, CFM wood fireplaces combine traditional charm with unprecedented versatility.

gas and wood stoves

With a complete range of direct-vent, natural-vent and vent-free gas stoves, and an elegant line of fuel-efficient low emission cast-iron wood-burning models, CFM's high-quality stoves are aimed at the growing retrofit/remodelling markets, where consumers are seeking elegant and efficient space heating.

electric fireplaces and stoves

CFM's electric fireplaces and stoves have extended the Company's presence into condominiums, apartment buildings, offices and retail locations. With patented light filtering technology that creates astounding realism and ambience, these innovative products can be "plugged-in" just about anywhere.

space heating products

CFM's full line of space heaters has helped the Company expand its presence in the fast-growing mass merchant sales channel. The Company's focus on product innovation makes it well positioned to benefit from strong demand and continued consolidation in this sector.

gas log sets

Used in tandem with CFM's patented Insta-Flame burner, the Company's ceramic fibre log sets create an intense, realistic glow. Gas logs make it easy and cost-effective to convert any traditional fireplace to gas.

mantels and accessories

CFM's mantels, cabinets and other hand crafted accessories provide consumers with the choice and quality they need to enhance the value and appearance of their homes.

PRODUCT	MARKET
barbeques

CFM's entry into the mid- to high-end segment of the barbeque market has leveraged the Company's core manufacturing expertise, provided important counter-seasonal benefits and fuelled its penetration of mass merchant sales channels. In just three short years, CFM has become a major player in the growing North American barbeque industry.

patio heaters

CFM's gas infrared patio heaters take the chill off cool evenings and extend the outdoor season, two reasons for their growing popularity in home, restaurant and other commercial applications.

outdoor fireplaces

The rising popularity of outdoor leisure and entertainment activities is taking the conveniences of the home outside. CFM is meeting this trend with specialized outdoor fireplaces that feature realistic masonry design and durable stainless steel construction.

garden products

Supported by strong demographic fundamentals, CFM's garden products business continues to provide counter-seasonal opportunities to enhance capacity utilization and revenue growth.

PRODUCT	MARKET
dispensing, filtration and purification

Focused on value-added appliances for the home market, CFM offers a growing range of innovative water dispensing, filtration and purification products under the Greenway, Polar and Vitapur brand names.

CFM's unique Vitapur UV water purification system delivers whole-home protection against organic contaminants.

market driven product development

Our products are specifically developed to meet emerging consumer needs. Quality, aesthetics and ease of installation and use consistently drive our product development efforts.

 a strong focus on high-value-added products

We are focused on the high-margin retrofit market. Our products have an edge - in quality and performance - that makes them a source of pride in the consumer's home and an attractive opportunity for our retail partners.

expansion/extension within leading distribution channels

We systematically evaluate distribution possibilities and our existing relationships within leading sales channels to selectively place product. During the past few years, we have achieved significant growth in the home renovation and mass merchant sales channels.

continuous improvement

CFM is committed to building its lead as the lowest cost, highest quality supplier. During the past few years we have invested heavily in manufacturing process improvement and enterprise-wide information technology.

flexible manufacturing

Within our core hearth operations, we fabricate most of our own components and products, an approach that results in greater manufacturing flexibility and faster speed to market. Where beneficial, we also source production with quality manufacturers around the world to supplement our domestic capabilities.

management accountability

We promote entrepreneurial behaviours that benefit our customers and shareholders - through performance-based compensation, share ownership and profit sharing programs that reward employees on the basis of outcomes.

industry-leading financial performance

Over the long term, we aim to achieve 20% annual revenue and pre-tax profit growth. We expect to generate strong operating margins and free cash flow and to create returns on capital significantly in excess of the cost of funds invested.

F I N A N C I A L P E R F O R M A N C E

SUMMARIZED EARNINGS STATEMENT
(thousands of dollars except per share amounts)
	2002	2001	% change

Sales	576,232	416,332	38
Income before taxes	61,800	43,626	42
Net income	42,081	31,398	34
Earnings per share	$1.06	$0.82	29

EBITDA*	81,964	69,344	18

* EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations. Please refer to the EBITDA section of the Management's Discussion and Analysisin this annual report for a detailed calculation of EBITDA.

EBITDA is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM's GAAP results, as provided in the attached financial statements.

Another great year By almost any measure, fiscal 2002 was a year of significant accomplishment at CFM. It was a year in which we achieved record financial results by extending our presence into more product categories and more sales channels than ever before. At the same time, we continued to make the necessary investments - in both human and capital resources - that will advance our evolution as a leading and diversified home products manufacturer.

Record financial results For the 12 months ended September 28, 2002, sales were up $160 million to a record $576 million, a 38% increase over the year before. Sales of hearth and heating products were up 11%, and within this category, hearth products generated double-digit growth thanks to continuing market share gains in the new home market. Sales of barbeque and outdoor products reached $133 million, an increase of $114 million from fiscal 2001. This exponential rate of growth was the result of our successful introduction of barbeques into the mass merchant channel, the January 2, 2002 acquisition of Keanall Holdings Limited - a manufacturer of barbeque accessories and after market parts - and the subsequent acquisition of The Great Outdoors Grill Company on May 30, 2002.

Gross profit also increased significantly, rising 26% to a record $174 million. As a percentage of sales, however, gross profit declined from 33.0% to 30.1%. This was primarily due to our expansion into barbeque products, which command lower margins than our traditional hearth products, as well as to short-term inefficiencies associated with the commencement of large-scale barbeque operations at our new facility in Mississauga, Ontario.

At $82 million, earnings before interest, taxes and depreciation also reached record levels but as a percentage of sales declined from 16.6% to 14.2%. This was primarily due to lower gross margins. Net income increased 34% to $42.1 million from $31.4 million a year ago and 16% from $36.4 million last year after adjusting for changes to the amortization of goodwill as required by the Canadian Institute of Chartered Accountants. Earnings per share increased 29% to $1.06 from $0.82 last year and 12% from $0.95 last year after giving effect to the same accounting changes.

A proven strategy It's been said that "the more things change, the more they stay the same." Sometimes I think that adage could have been invented to describe the history of CFM. That's because - while evolution has been a way of life at this Company from its very beginning - one thing that's never changed is our basic strategy for growth. Our success has always been based on market-leading quality and innovation, ongoing expansion of our product lines and distribution channels, and continuous improvement in our manufacturing and distribution processes. This philosophy has been the driving force behind CFM's exceptional rate of growth during the past 15 years.

Right at home At the same time, we know the size and shape of CFM will keep right on changing. In fact, the theme of this year's annual report - Right at Home - reflects this guiding principle of our ongoing evolution. CFM began its existence as a small regional hearth manufacturer in 1987. Since then, through a combination of timely acquisitions and strong internal growth, we have developed into a leader in the North American hearth industry, with a hard earned reputation for quality, innovation and manufacturing excellence. Along the way, we've taken advantage of favourable consumer trends, such as a steady increase in home improvement spending and a rising demand for the economic, environmental and aesthetic advantages of gas-fired heating products.

Of potentially even greater significance, our success in the hearth business has provided the foundation for our development as a diversified home products manufacturer. In just three years, CFM's barbeque business has leapt from the drawing board into a $133 million operation with enormous growth potential. Barbeque was a natural fit for CFM because it allowed us to leverage our expertise in metal fabrication and burner technology while providing a complementary product line for our manufacturing facilities and existing customer base. Last year, we successfully expanded our barbeque business into the mass retail channel as a dedicated supplier to North America's two largest home improvement chains. That's quite an accomplishment for a company that built its first barbeque manufacturing plant in September 2001. But we aren't finished yet. In fact, we have set our sight on becoming one of the industry's leading full-line barbeque manufacturers within two years.

We have a few competitive advantages. First, because CFM's barbeque operations are counter-seasonal to its core hearth operations, we are able to maximize the utilization of our facilities on a year-round basis and operate over a much larger manufacturing base than a traditional barbeque manufacturer. That's something we believe our competitors simply aren't able to do. Second, although we are relatively new to the business, our expanding line of barbeques further strengthens our growing presence in all of the retail sales channels we serve.

We know that success in today's retail environment is really a matter of effective real estate management. Our job is about getting the right products to the right stores in a tight time frame and presenting them in a way that helps our customers maximize sales per square foot. It's about genuine partnerships and collaborating with our customers to develop the next generation of home products for our markets. It's about being able to step up and meet unexpected demand.

Of course, the ability to provide our customers with complete lines of high quality products is essential. That's why we purchased Keanall - to give us a strong, complementary position in after-market parts and accessories and valuable merchandizing experience. Four months later, the purchase of The Great Outdoors Grill Company allowed us to extend the barbeque line with thick cast aluminum grills, smokers, and other products aimed at lower price points. Today's leading retailers are looking for complete program management and that is exactly what CFM is striving to deliver.

Growing thirst for water products The same thinking applies to our new water and air purification business. It formally commenced operations in early October 2002, with the purchase of Greenway Home Products Inc. Greenway is a rapidly growing participant in the residential water dispensing and purification and air movement products markets with well developed product lines, a growing list of customers and a thriving business that will be accretive to CFM's earnings in its first year of operation. But that's not the exciting part.

Like our hearth and barbeque businesses, the water and air purification business is buoyed by strong fundamentals as consumers become increasingly concerned about the quality of their home environments. According to the Water Quality Association, nearly two-thirds of Americans already use bottled water, water filtration, or a combination of both in their homes. It's also a business that remains highly fragmented, one in which CFM has an opportunity to leverage its reputation for excellence in home products manufacturing as well as its growing relationships with some of North America's leading retailers.

As always, product innovation is at the heart of our growth strategy.In early fiscal 2003, CFM will introduce the revolutionary Vitapur UV water purification system, following extensive trials in numerous locations throughout North America. One of only three water purification systems in the world to earn the National Sanitation Foundation's highest effectiveness rating, this unique point-of-entry system eliminates organic contaminants from the entire household water supply. That means it offers significantly broader protection than conventional under-the-counter drinking water systems. Designed to kill a wider spectrum of microbes than traditional chlorine treatment, we believe the Vitapur system simply offers the best combination of performance and value in its category.

Diversified growth While we are pleased with the record year behind us, we know that the best is yet to come. CFM is better positioned than ever with growing product lines in expanding distribution channels. In a retail industry that continues to consolidate, CFM has well-established and growing relationships with North America's largest home improvement and mass merchant retailers. We are also well represented across the entire retail spectrum from regional merchants to farm equipment cooperatives to home appliance and specialty dealers. All of these customers are focused on higher margin home products to drive sales growth. As a full line program vendor in a growing number of important categories, CFM is well positioned to help them do that.

Despite the abundant opportunities on the road ahead, we'll also be sure to keep fine-tuning our business along the way. There is significant room to bolster earnings through various margin enhancement initiatives in the coming months, particularly through the optimization of our barbeque manufacturing facilities. Last year, we incurred some extraordinary costs to meet our commitments to quality and on-time fulfillment. It was money well spent as CFM quickly established a major new presence in the mass merchant channel and set the stage for expanded supply agreements this year and into the future. In the meantime, however, we have turned our attention to improving our manufacturing and distribution processes for next year. While gross margins on barbeque products are below those of our traditional hearth business, the incremental earnings generated as volumes increase will contribute significantly to our bottom line.

Throughout our business, we will continue to look for opportunities to realign our factory operations, to streamline our processes, to put all the pieces together in a smarter way. That effort includes our investment in a new information system across our mass merchant operations. More business process oriented than our existing system, it's strong on distribution and logistics, with the flexibility to meet the sophisticated and diverse requirements of our retail customers.

The people of CFM Earlier, I mentioned that change is nothing new to CFM. Today, however, we are better positioned than ever to take advantage of it. During the past year, we've made some important additions to the senior management team. Patrick Keane, Executive Vice President, Operations, has brought a unique combination of manufacturing and marketing skills to his new position. Our new Chief Financial Officer, David Wood, whose senior experience in a global manufacturing environment will continue to benefit CFM in the streamlining of its operations. Wes Ogden and Jamie Harrod joined the CFM family with The Great Outdoors Grill Company acquisition and brought with them a depth of experience in barbeque and the mass merchant retail environment. Doug Greenway, President of CFM's new water products business, has given us immediate expertise in a profitable business with significant growth potential.

I would also like to acknowledge the extraordinary contributions of our veteran executives. Jim Lutes, President and Chief Operating Officer of CFM, has adroitly managed another record year at CFM while helping to extend the Company's track record of timely and profitable acquisitions. Steve Haramaras, President of Mass Merchant Operations, continued to be instrumental in expanding our product placement within key mass merchant retailers. Of course, bringing a brand new barbeque manufacturing facility to large-scale production in record time was equally important, and I'd like to thank Peter Plows and his entire team for making that possible. Dan Downing, as President of Vermont Castings Majestic Products, has solidified our position in the dealer network and Michael Miller, Managing Director of CFM Europe (formerly CFM Kinder), continues to advance our position in the European market. You can read more about all of our senior people on pages 12 and 13 of this report.

Of course, I'd also like to extend my thanks to the rest of CFM's 2,400 employees, most of whom are shareholders in this Company and all of whom are listed on the outside of this report. Their spirit and dedication is the primary reason we have turned in a record performance while establishing a platform for unprecedented growth in the years ahead.

Sincerely,

COLIN ADAMSON

Colin Adamson

(FROM LEFT TO RIGHT) J A M I E H A R R O D , President, The Great Outdoors Grill Company; P E T E R P L O W S , Senior Vice President, Operations; J .. D A V I D W O O D , Vice President and Chief Financial Officer; J I M L U T E S , President and Chief Operating Officer; S U S A N M A R L O W , Vice President, Human Resources and Development; W E S L E Y O G D E N , Vice President, The Great Outdoors Grill Company; PA T R I C K K E A N E , Executive Vice President, Operations; C O L I N A D A M S O N , Chairman and Chief Executive Officer; D O U G G R E E N W AY , President, Greenway Home Products Inc.; D A N D O W N I N G , President, Vermont Castings Majestic Products ; S T E V E H A R A M A R A S , President, Mass Merchant Operations; M I C H A E L M I L L E R , Managing Director, CFM Europe Limited

J A M I E H A R R O D is the former Chairman and co-founder of The Great Outdoors Grill Company and has over 25 years of experience in the outdoor consumer products business. Jamie also co-founded Harrod-Ogden & Team, Ltd. and GO Marketing, LLC, two sales and marketing companies, and prior to that served as Vice President, Managing Director of Sunbeam's Grill Division.

P E T E R P L O W S has been CFM's Senior Vice President, Operations, since November 2000. He was formerly the Vice President, Operations, of Atoma International (part of Magna International Inc.), and prior to that, served as Group Managing Director of Webasto Group, an international group of companies engaged in the design, manufacture and supply of specialized systems for the global automotive industry.

J . D AV I D W O O D is a chartered accountant with broad financial management experience in manufacturing and distribution environments. Former Senior Vice President, Finance, of Atoma International (part of Magna International Inc.), Director of Finance at Dell Computer Corp., Vice President and Controller at Derlan Industries Limited, David possesses significant expertise in reorganizing and streamlining business operations, as well as the acquisition and integration of new businesses.

J I M L U T E S joined CFM as President and Chief Operating Officer in 1997. Since then he has been responsible for all aspects of the Company's operations including manufacturing, sales and marketing, distribution, information systems and finance. A chartered accountant and former Partner at Ernst & Young, Jim has significant experience in both mergers and acquisitions as well as in the assimilation and financing of acquired businesses.

S U S A N M A R L O W is a Certified Human Resources Professional (CHRP) and a veteran executive in human resources, manufacturing and finance. Since 1999, Susan has been responsible for all aspects of the Company's human resources program including labour relations, recruitment, training and development, compensation, occupational health and safety and benefit program design and administration.

W E S L E Y O G D E N is former President of The Great Outdoors Grill Company, a firm he co-founded in 1997. A seasoned marketing executive with more than 15 years in the outdoor consumer products business, Wes co-founded Harrod-Ogden & Team, Ltd., a sales and marketing consulting company and prior to that, served as Vice President, Sales, Outdoor Products Group at Sunbeam Corporation.

PA T R I C K K E A N E founded Keanall Holdings Limited, a manufacturer and distributor of quality aftermarket barbeque parts and accessories, in October 1981. Under Patrick's guidance, Keanall grew into the pre-eminent supplier to many of North America's leading retailers. In January 2002, CFM acquired 100% of the shares of Keanall from Patrick, who now serves as CFM's Executive Vice President, Operations.

C O L I N A D A M S O N is Chairman, Chief Executive Officer and co-founder of CFM Corporation. Under his guidance, CFM has evolved from a regional hearth manufacturer into a diversified, fast-growing leader in the North American home products industry. In recognition of his achievements, Colin received the Ontario Entrepreneur of the Year Award in the Manufacturing - Consumer Products sector, in 1999.

D O U G G R E E N W AY co-founded Greenway Home Products Inc., which quickly achieved a leadership position in the water dispensing and treatment business following its establishment in 2001. Former Vice President of Operations for Danby Products Limited, Doug managed its expansion into the U.S. and helped establish Danby as North America's largest OEM Marketer of Compact Refrigeration and Home Comfort Appliances.

D A N D O W N I N G is a mechanical engineer with more than 15 years of executive experience in the manufacturing sector. President of CFM's Vermont Castings Majestic Products division, Dan is former President of CFM RMC International, former Vice President and General Manager at Majestic Products - Huntington, Indiana facility and former Vice President, Operations and Research & Development, at Vermont Castings. Prior to that, Dan held senior operating positions in Huffy Industries.

S T E V E H A R A M A R A S is President of Mass Merchant Operations at CFM and has played a pivotal role in CFM's expansion into the fastest growing segments of North American retailing. He was formerly the President of CFM Harris Systems, former Vice President, Sales and Marketing at Harris Systems Inc. and co-founder of Uniflame Corporation, a manufacturer and importer of fireplace accessories and barbeque products.

M I C H A E L M I L L E R is a seasoned marketing executive with significant experience in the home products industry. He joined CFM in 2001 as Managing Director of the Company's U.K. operations and has been responsible for CFM's continuing expansion into the European market. Michael is former Sales and Marketing Director of Slumberland UK, and former Managing Director of Bemrose Promotional Products.

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) provides a review of important events, results of operations and the financial position of CFM Corporation (“CFM” or the “Company”) for the year ended September 28, 2002, in comparison with those for the year ended September 29, 2001. This discussion should be read in conjunction with the consolidated financial statements for the year ended September 28, 2002 and the accompanying notes.

CFM operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth related products and barbeques and related accessories. CFM is subject to a number of the usual risks associated with a durable consumer products industry. Demand for these products is affected by the general state of the economy, demographics, the level of housing starts, consumer spending on home renovations and remodelling, weather, the seasonality of the demand for CFM’s products, the seasonal buying patterns of major customers, industry capacity and competition. A more complete discussion of the risk factors affecting CFM is contained later in this report under the heading “Risks and Uncertainties.”

This MD&A contains forward-looking statements that reflect CFM’s current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of words such as “believed,” “expect,“ “anticipate,” “intend,” “foresee,” “likely,” “will” or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, demographics, consumer confidence and the level of housing starts, war and acts of terrorism, CFM’s ability to develop new products, patent protection, weather, the seasonality of the demand for CFM’s products, the seasonal buying patterns of major customers, the availability of CFM’s manufacturing capacity to respond to seasonal demand, industry capacity, product liability, relationships with certain significant customers, suppliers and employees, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labour, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. CFM considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not have any obligation to publicly update on any previously issued forward-looking statements.

Results of Operations

CFM’s consolidated sales increased 38% to $576.2 million in the year ended September 28, 2002, compared to $416.3 million in the prior year.

Sales by product category were as follows:

FOR THE 12 MONTHS ENDED	September 28	September 29
($ millions)	2002	2001
	$	$
Hearth and heating products	443.2	397.6
Barbeque and outdoor products	133.0	18.7
	576.2	416.3

Sales of hearth and heating products were $443.2 million in the year, an increase of 11% from the prior year. Within this product category, hearth products generated sizeable growth due to significant expansion within the mass merchant retail channel as well as double-digit growth in North American new home construction segment sales. The growth in new home construction was partially offset by a fourth quarter year-over-year decline in retrofit hearth product sales in the specialty retail channel caused by particularly warm weather in the fall buying season. Sales of heating products declined marginally year-over-year.

Sales of barbeque and outdoor products were $133.0 million in the year, an increase of $114.3 million from the prior year. The significant increase was a result of sales of CFM’s new mass merchant barbeque grills and barbeque accessories through CFM Keanall’s operations. CFM Keanall was formed as a barbeque division in January 2002 by combining the newly acquired Keanall Holdings Limited (“Keanall”) with the commencement of commercial production in our new barbeque grill manufacturing plant. Also as previously announced, CFM acquired The Great Outdoors Grill Company (“TGO”) on May 30, 2002. TGO’s post acquisition end of season grill sales also contributed to CFM’s overall sales increase in this category.

Gross Profit

Gross profit increased by $36.3 million or 26% from the prior year to $173.7 million. As a percentage of sales, gross profit declined to 30.1% from 33.0% in the previous year.

Gross margin in the year was impacted by the significant growth in barbeque appliance sales, which are at margins lower than the historical margins realized in hearth products, as well as by the initial season costs of the new barbeque manufacturing facility. Barbeque appliance margins were negatively impacted in this start-up year by costs associated with inefficient raw material usage and component sourcing, subcontracted metal forming and inefficient labour and operating costs following commencement of commercial operation of the new facility in January 2002. Many of the initial year cost inefficiencies have been addressed and future barbeque margins are expected to improve but remain lower than the historical hearth product margins realized by the Company.

Gross margin in the year was also impacted by year-over-year changes in sales mix. The higher sales growth in the lower margin, new home segment in the hearth market and lower fourth quarter sales of higher margin retrofit hearth products due to the unusually warm fall weather were the main contributors to the lower gross margin.

Selling, Administrative, Research and Development Expenses

Operating expenses for the year increased $23.6 million or 35% to $91.7 million. The incremental increase in expenses related primarily to the addition of Keanall and TGO. As a percentage of sales, operating expenses were 15.9%, slightly lower than the prior year of 16.4%.

EBITDA

Earnings before interest, taxes, and amortization (“EBITDA”) were $82.0 million, up $12.7 million or 18% from the prior year. EBITDA margins declined to 14.2% from 16.6% last year due primarily to the impact of lower overall gross margins as discussed above. The following is a reconciliation of EBITDA to net income for the year:

EBITDA for the year has been determined as follows:

FOR THE 12 MONTHS ENDED	September 28	September 29
($ millions)	2002	2001
	$	$
Net income for the period	42.1	31.4
Amortization	13.3	10.4
Interest income	(0.2)	(0.5)
Interest expense	7.1	8.3
Income taxes	19.7	14.7
Amortization of goodwill (net of tax)	—	5.0
EBITDA	82.0	69.3

EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM’s earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations.

EBITDA and EBITDA margin are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP measures (such as EBITDA and EBITDA margin) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM’s GAAP results, as provided in the financial statements for the year ended September 28, 2002.

Net Interest Expense

Net interest expense of $6.8 million was down $1.0 million from the prior year as a result of lower interest rates.

Net Income

Net income for the year ended September 28, 2002 was $42.1 million, up 34% from $31.4 million in the previous year due primarily to the significant growth in sales.

In accordance with the Canadian Institute of Chartered Accountants’ (“CICA”) new accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, goodwill is no longer amortized. Net income in the prior year was $36.4 million after giving retroactive effect to the accounting change concerning the amortization of goodwill of $5.0 million.

Earnings Per Share

Earnings per share (“EPS”) increased 29% to $1.06 from $0.82 in 2001, due primarily to the 34% increase in net income, partially offset by a 4% increase in the weighted average number of shares outstanding. The weighted average number of common shares of the Company (“Common Shares”) outstanding increased to 39,836,000 primarily as a result of the 2,722,000 Common Shares issued on the acquisitions of Keanall and TGO net of the purchase of 180,000 Common Shares under the Company’s Normal Course Issuer Bid. On a comparative basis, EPS increased by $0.11 or 12% from $0.95 in 2001 after giving retroactive effect to the accounting change concerning goodwill.

Diluted EPS improved to $1.03 from $0.81 in the prior year and from $0.94 after retroactive effect of the accounting change concerning goodwill.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Accounts receivable increased $33.5 million compared to a year ago due primarily to higher hearth sales in the fourth quarter and particularly in the month of September 2002 compared to a year ago, as well as barbeque accounts receivable of Keanall and TGO operations.

Inventory increased by $38.5 million over the prior year due to the addition of Keanall and TGO as well as the initial year, end of season inventories of grills and raw material inventories required for CFM’s new barbeque manufacturing operation. The expanded barbeque grill offering has been successful with consumers, contributing significantly to CFM’s sales growth in the year. Initial year market penetration uncertainty, product mix variability and customer on-time fulfillment demands have led to higher grill inventories to support this sales growth.

Other assets increased by $1.3 million over the prior year to $6.8 million with the deferred barbeque facility start-up costs accounting for the majority of the increase. Pre-commercial production start-up costs for the new barbeque manufacturing facility totalling $3.8 million have been deferred. Of that amount, $2.0 million was incurred and deferred in fiscal 2002 up to the end of the first quarter when commercial production quality and output levels were achieved. For the nine-month period from the beginning of the second quarter through to the end of the fiscal year, $0.6 million of deferred barbeque facility start-up costs were amortized.

Intangible assets increased by $2.0 million over the prior year to $8.3 million. The trademarks acquired by the Company’s British fireplace business accounted for the majority of the increase.

Goodwill increased by $60.7 million to $232.7 million due primarily to the goodwill acquired on the acquisitions of Keanall and TGO of $51.5 million and $12.9 million, respectively. Application of the new fair value impairment test of goodwill recommended by the CICA resulted in a $2.0 million writedown of the goodwill associated with CFM’s United Kingdom subsidiary to zero. Consistent with the CICA accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, the Company ceased amortizing goodwill in fiscal 2002. In accordance with the new pronouncement, the Company will assess the impairment of goodwill by applying a fair value based test on an annual basis going forward.

Shareholders’ equity increased by $65.8 million or 24% over the prior year to $343.4 million with net book value per share increasing to $8.46, up 16% from $7.30 in 2001. The principal factors contributing to the change in equity were net earnings for the year of $42.1 million and the share consideration issued as part of the Keanall and TGO acquisitions of $33.5 million.

CASH FLOW

During the year, CFM generated $49.7 million in cash from operations, a $15.3 million or 44% increase from the $34.4 million of cash generated in fiscal 2001. An increase of $7.3 million in cash flow from operations before changes in non-cash working capital, along with an $8.0 million lower investment in working capital compared to the prior year, contributed to the improvement in cash generated.

Non-cash working capital was impacted by an incremental investment in inventory primarily attributable to the initial year, end of season finished goods inventory of barbeque grills and raw materials for the new barbeque operation, as well as higher fireplace inventories in line with the demand expectation for the fall/winter fireplace season. This was offset by lower cash installments of income taxes in fiscal 2002 as a result of changes in the timing of quarterly installments in the United States and an increase in accounts payable and accrued liabilities. The increase in payables was lower than the increase in other working capital as the Company continued to take advantage of supplier discounts for early payment when economically justified. Excluding the impact of the additional receivables from the acquired businesses of Keanall and TGO, accounts receivable increased only marginally year-over-year despite higher sales in the fourth quarter and particularly in the month of September 2002 due to a focused effort to improve the aging of receivables.

Cash flow used in investing activities was $50.3 million with Keanall and TGO acquisitions consuming $10.8 million and $15.1 million, respectively. Capital spending in the fiscal year was $20.9 million. Significant capital projects in the year included the completion of the Company’s new barbeque manufacturing facility, tooling costs to accommodate the increase in demand for electric fireplaces, and the ERP system implementation for our mass merchant operations.

The Company’s net debt increased by $50.1 million to $201.3 million, reflecting the residual over operating cash flow required to fund the acquisitions of Keanall and TGO as well as capital expenditures. The Company is capitalized with net debt to total capital of 59%.

Net debt is defined as debt (current and long-term portion) plus bank indebtedness net of cash. This measure is widely accepted by the financial markets as a measure of credit availability. Net debt is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP measures (such as net debt) do not have any standarized meaning and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM’s GAAP results, as provided in the financial statements for the year ended September 28, 2002.

With the objective of maximizing return on capital employed, the Company purchased and cancelled under its 2001/2002 Normal Course Issuer Bid 179,500 Common Shares at an average price of $9.48 per share during the fiscal year for $1.7 million. The Company filed a new Normal Course Issuer Bid on October 3, 2002, and under the 2002/2003 Normal Course Issuer Bid, the Company can purchase up to 2,800,000 Common Shares commencing October 9, 2002 until October 8, 2003.

Cash flows from operations in fiscal 2003 should generate adequate cash reserves for capital expenditures and purchases of shares under the 2002/2003 Normal Course Issuer Bid and provide excess cash capacity to repay debt or use for other corporate purposes.

RISKS AND UNCERTAINTIES

The Company is subject to a number of the usual risks associated with operating as a manufacturer in a durable consumer products industry. The Company manufactures a line of hearth, heating and barbeque products and accessories for the North American and U.K. markets. Demand for these products is affected by the general state of the economy, including interest rates, the level of housing starts and consumer spending on home renovations and remodelling, and the weather. The Company seeks to minimize the effect of these short-term variances by geographic, product-line and distribution-channel diversification.

A substantial portion of the Company’s products is based on gas-fuelled products. Major changes in the prices of natural gas, propane or kerosene may affect the markets for the Company’s products.

In the normal course of business, the Company monitors the financial condition of its customers and reviews on a regular basis the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company does not believe that it is exposed to an unusual level of customer credit risk.

An increasing proportion of the Company’s revenues is generated from mass merchant customers. There is a trend to increased concentration in the mass merchant channel through continued retailer consolidation. For the year ended September 28, 2002, three customers represented 38% of total sales and 52% of the year-end accounts receivable balance. In future, as the Company’s sales to this type of customer grow, the risk increases that loss of revenue from one or more of these customers could adversely affect the Company’s operating results.

As the Company continues to expand the scope of its activities in foreign markets, it becomes exposed to a greater degree of foreign exchange risk. The Company has exposure to exchange rate changes as a result of its net investment in foreign subsidiaries. The U.S. and U.K. operations are considered self-sustaining foreign operations for financial reporting purposes. Gains or losses on translation of the Company’s net investment in foreign subsidiaries are recorded as a separate item of shareholders’ equity.

Any weakening in the value of the U.S. dollar or British pound against the Canadian dollar would result in lower revenue and earnings for the Company when stated in Canadian dollars.

The Company also imports certain products from South Korea. While these purchases are denominated in U.S. dollars, the Company is subject to adjustments in product pricing, either favourable or unfavourable, depending on the relationship of the Korean won and the U.S. dollar. Significant strengthening of the Korean won against the U.S. dollar could result in lower earnings for the Company.

The Company’s Canadian operations utilize raw materials purchased in U.S. dollars. A substantial portion of the foreign exchange exposure on these purchases is offset by a corresponding revenue stream obtained from sales of products manufactured in Canada and sold in the United States in U.S. dollars. U.S. denominated debt allows the Company to mitigate the currency translation effects on these operations. The Company continues to monitor foreign exchange rates and their impact on the balance sheet. While not currently a party to any exchange hedging instruments, if deemed necessary, the Company may enter into such arrangements in the future.

The Company’s interest bearing debt is floating rate, based upon prime rate based loans, Bankers’ Acceptances, LIBOR loans or any combination thereof. Interest bearing debt was $174 million at September 28, 2002.

Due to the nature of the Company’s manufacturing operations, environmental laws and regulations have not had, and are not expected to have, a significant impact on operations.

Quarterly Financial Results

(in thousands of dollars, except per share amounts)

		Q1		Q2			Q3			Q4		Full Year
	2002		2001	2002	2001	2002		2001	2002		2001	2002	2001

Sales	127.7		110.3	113.1	74.8	152.4		87.2	183.0		144.0	576.2	416.3
Net income	13.9		11.9	6.3	3.0	7.3		3.4	14.6		13.1	42.1	31.4

EBITDA*	25.4		23.9	13.2	8.8	15.8		10.4	27.6		26.2	82.0	69.3

Per share
Earnings	0.37		0.31	0.15	0.08	0.18		0.09	0.36		0.34	1.06	0.82

Earnings before
goodwill
amortization	0.37		0.34	0.15	0.11	0.18		0.12	0.36		0.38	1.06	0.95

Diluted earnings	0.36		0.30	0.15	0.08	0.18		0.09	0.35		0.34	1.03	0.81

* Please refer to the EBITDA section of the MD&A included in this report.

O U T L O O K

While fiscal 2002 was a success in terms of record sales and earnings, it was also a success in establishing a strong platform from which to build and grow profitably in the future on three fronts. First, CFM’s core hearth and space heating operations remain well positioned for continued growth through market share gains in the new home sector and significant new opportunities in remodelling markets as consumers focus more of their discretionary spending on the home. In addition, with expanded relationships within the mass merchant channel, the fastest growing segment of the retail market, and one of the broadest distribution networks in the industry, we expect to achieve continued revenue growth in CFM’s core hearth and space heating business next year and beyond.

Second, in fiscal 2002, we successfully launched CFM’s new barbeque manufacturing facility and a new line of barbeque appliances, and established and strengthened relationships with key mass merchant retailers. In combination with the acquisitions of Keanall and TGO, CFM is now a major player in barbeque appliances and accessories. Through new product offerings and expanded presence in retail markets, we expect significant growth in barbeque and outdoor products in fiscal 2003 and following years.

Third, CFM’s recent acquisition of Greenway Home Products Inc. (“Greenway”), in conjunction with the continued development of CFM’s own water purification technology, has solidly placed the Company in the high-growth-potential water purification and dispensing market. As these products are sold through retail and, in particular, mass merchant retail channels, we will be able to lever CFM’s relationships within these channels to drive further sales growth. In fiscal 2003, we expect to achieve only modest growth in this segment, but with the expectation of significant growth beyond.

As barbeque appliances and accessories command a lower gross margin than CFM’s traditional hearth products, with the anticipated growth in the Company’s barbeque business, we expect overall gross margins to be lower in the future. However, from CFM’s results in fiscal 2002, we believe that the Company has significant performance opportunities heading into fiscal 2003. A number of factors should contribute to gross margin improvements in fiscal 2003, including overcoming start-up inefficiencies at the Company’s new barbeque facility, improving overhead absorption profile through better utilization of manufacturing capacity and streamlining the Company’s operations to improve the link between sales forecasts, inventory levels and plant performance. In addition, looking forward we will see leverage in CFM’s net profitability as the Company is able to grow without adding significant overhead and administrative support, which should result in improvement in the Company’s net margins.

As we look at trends in the Company’s business overall, we are hopeful that, through a more expansive participation with a broad range of retailers in hearth, barbeque and now our water and air products, CFM can be positioned as the supplier of home appliances that will be commonplace in most North American homes.

We feel that CFM is well positioned in its markets and has the financial capacity to support its aggressive growth plans for fiscal 2003 and beyond.

The accompanying consolidated financial statements of CFM Corporation have been prepared by management in accordance with generally accepted accounting principles consistently applied. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to the consolidated financial statements. The financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the consolidated financial statements. Estimates are necessary in the preparation of these statements and, based on careful judgements, have been properly reflected. The Company’s accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee of the Board is responsible for reviewing the annual consolidated financial statements and reporting to the Board, making recommendations with respect to the appointment and remuneration of the Company’s Auditors and reviewing the scope of the audit. Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards and applicable laws and maintaining proper standards of conduct for its activities.

COLIN ADAMSON	JIM LUTES
Colin Adamson	Jim Lutes
CHAIRMAN AND CEO	PRESIDENT AND COO

To the Shareholders of

CFM Corporation (formerly CFM Majestic Inc.)

We have audited the consolidated statements of financial position of CFM Corporation (formerly CFM Majestic Inc.) as at September 28, 2002 and September 29, 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 28, 2002 and September 29, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	ERNST & YOUNG LLP
November 8, 2002	CHARTERED ACCOUNTANTS

FOR THE YEAR ENDED	September 28	September 29
	2002	2001
	$	$
SALES	576,232	416,332
Cost of sales	402,534	278,892
Gross profit	173,698	137,440

EXPENSES
Selling and administrative, research and development (note 6)	91,734	68,096
Amortization	13,319	10,382
Interest income	(282)	(539)
Interest expense	7,127	8,363
	111,898	86,302
Income before income taxes and amortization of goodwill	61,800	51,138
Income taxes (note 11)	19,719	14,757
Income before amortization of goodwill	42,081	36,381
Amortization of goodwill (2001 – net of taxes of $2,529) (note 7)	—	4,983
Net income for the year	42,081	31,398

Retained earnings, beginning of year	119,942	94,465
Options repurchased (net of taxes of $1,584; 2001 – $331) (note 10)	(2,598)	(539)
Premium on repurchased common shares (note 10)	(1,076)	(5,382)
Goodwill impairment on transition (net of taxes of $166) (note 7)	(1,848)	—
Retained earnings, end of year	156,501	119,942

Earnings per share (note 13)	$1.06	$0.82
Earnings per share before goodwill amortization (note 7)	$1.06	$0.95
Diluted earnings per share (note 13)	$1.03	$0.81

See accompanying notes

AS AT SEPTEMBER 28, 2002 AND AT SEPTEMBER 29, 2001	2002	2001
	$	$
A S S E T S
Current
Cash and cash equivalents	11,720	4,266
Accounts receivable (note 3)	156,064	122,592
Inventory (note 4)	118,232	79,693
Prepaid and other expenses	4,123	1,985
Income taxes recoverable	—	8,421
Future income taxes (note 11)	9,588	6,447
Total current assets	299,727	223,404
Capital assets, net (note 5)	116,376	94,124
Other assets (note 6)	6,780	5,501
Goodwill (note 7)	232,716	172,051
Intangible assets (note 7)	8,298	6,319
Future income taxes (note 11)	888	630
	664,785	502,029
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness (note 9)	19,279	10,976
Accounts payable and accrued liabilities	79,152	49,900
Current portion of long-term debt (note 9)	16,338	16,009
Current portion of note payable (note 8b)	14,722	—
Income taxes payable	1,370	—
Future income taxes (note 11)	205	231
Total current liabilities	131,066	77,116
Long-term debt (note 9)	157,695	128,513
Note payable (note 8b)	4,978	—
Future income taxes (note 11)	27,662	18,644
Total liabilities	321,401	224,273
Minority interest	8	144
Contingencies and commitments (note 12)

SHAREHOLDERS’ EQUITY
Share capital (note 10)	161,498	128,545
Retained earnings	156,501	119,942
Cumulative translation adjustment (note 14)	25,377	29,125
Total shareholders’ equity	343,376	277,612
	664,785	502,029

See accompanying notes

On behalf of the Board:

WILLIAM S. CULLENS	CARLO DE PELLEGRIN
Director	Director

FOR THE YEAR ENDED	September 28	September 29
	2002	2001
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	42,081	31,398
Add (deduct) items not involving cash
Amortization	13,319	17,894
Future income taxes	6,432	6,015
Non-cash interest on Keanall note payable (note 8b)	357	—
Loss/(gain) on disposal of capital assets	144	(175)
Minority interest	(11)	(93)
	62,322	55,039
Changes in non-cash working capital (note 15)	(12,646)	(20,646)
Cash flows provided by operating activities	49,676	34,393

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired (note 8)	(29,421)	(23,363)
Purchase of capital assets	(20,854)	(16,525)
Development costs	(79)	(1,459)
Proceeds on disposal of capital assets	64	328
Cash flows used in investing activities	(50,290)	(41,019)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of non-revolving term facilities	(11,280)	(15,074)
Revolving term facility, net	31,645	17,747
Bank indebtedness	3,445	3,574
Repayment of note payable (note 8b)	(10,000)	—
Repurchase of common shares (note 10)	(1,705)	(10,537)
Options repurchased (note 10)	(4,182)	(870)
Issuance of common shares (note 10)	114	151
Cash flows provided by (used in) financing activities	8,037	(5,009)
Effect of foreign currency translation on cash and cash equivalents	31	(572)
Net increase (decrease) in cash and cash equivalents during the year	7,454	(12,207)
Cash and cash equivalents, beginning of year	4,266	16,473
Cash and cash equivalents, end of year	11,720	4,266

Supplementary cash flow information
Cash taxes paid	1,068	11,552
Cash interest paid	6,424	7,582

See accompanying notes

SEPTEMBER 28, 2002

1. NATURE OF OPERATIONS

CFM Corporation (the “Company” formerly CFM Majestic Inc.) is amalgamated under the laws of the Province of Ontario. The Company is a leading vertically integrated manufacturer of hearth and home products in North America and the United Kingdom. The Company designs, develops, manufactures and distributes hearth and space heating products, barbeque and outdoor products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. The Company began operating in 1987 in Mississauga, Ontario and now has five facilities in Mississauga, nine facilities in the United States and one in Stoke-on-Trent, England.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles.

Consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries from the dates of their acquisition and the proportionate share of the assets, liabilities and results of operations from its joint venture interest. All significant intercompany amounts and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Translation of foreign currencies

The accounts of self-sustaining foreign operations are translated into Canadian dollars using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at year end, and revenue and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances are not included in the consolidated statements of operations and retained earnings but are deferred and shown as a separate item of shareholders’ equity. Gains or losses on foreign currency loans that are designated as hedges of a net investment in self-sustaining foreign operations are reported in the same manner as translation adjustments.

Foreign currency denominated monetary assets and liabilities of Canadian operations are translated at the exchange rate prevailing at year end, and revenue and expenses at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in income. Non-monetary assets, liabilities and depreciation and amortization are translated at historical rates of exchange. Long-term debt payable in foreign currency is translated at the exchange rate prevailing at the year end, with the resulting adjustment included as a separate item in shareholders’ equity if the related debt has been designated as a hedge against the net investment in foreign operations or amortized over the remaining term of the debt.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Cash equivalents are valued at cost which approximates market value.

Inventory

Inventory is carried at the lower of cost, as determined on a first-in, first-out basis, and market value. Market value is defined as net realizable value for finished goods and work-in-process, and replacement cost for raw materials.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on the original cost less estimated salvage value of buildings and equipment using the straight-line method based on estimated useful lives as follows:

Buildings	31 years
Leasehold improvements	over lease term
Machinery and equipment	4 to 20 years
Computer hardware and software	4 to 7 years
Automotive equipment	4 to 7 years
Office furniture and equipment	10 years

Amortization commences on capital assets under construction once the construction has been completed.

Other assets

Deferred charges are carried at cost less accumulated amortization.

Research and development costs: Research and development costs are expensed as incurred unless the development costs meet the criteria for deferral. Deferred development costs are amortized over the estimated product life not longer than three years.

Deferred start-up costs: Costs incurred during the start-up period prior to commencement of commercial operations of new facilities or businesses are deferred. Amortization of these deferred costs commences when the pre-operating period ends. Amortization is provided on a straight-line basis over five years.

Deferred financing costs: Deferred financing costs are amortized on a straight-line basis over the remaining term of the corresponding debt.

Goodwill

Goodwill comprises the excess of cost over fair values of the underlying net assets acquired arising from business combinations accounted for using the purchase method. Beginning October 1, 2001, goodwill is not amortized but subject to an assessment of impairment by applying a fair value based test on an annual basis. Prior to October 1, 2001, goodwill was amortized over 25 years.

Intangible assets

Intangible assets with finite useful lives are amortized over their useful lives.

Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue recognition

Revenue from sales of manufactured products, net of appropriate reserves for returns, is recognized either at the date of shipment or delivery, depending on the shipping terms. Commission revenue is earned when an exclusive manufacturer ships product directly to the customer.

Stock-based compensation plan

No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees exercising stock options to purchase common shares is charged to share capital. If stock options are repurchased from employees, the excess of the market value of the stock and the exercise price is charged to retained earnings. The Company will comply with the accounting and disclosure requirements under Section 3870 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook commencing in the 2003 fiscal year.

Earnings per share

Basic earnings per share has been determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

Fair value

The following methods and assumptions were used in estimating the fair values of financial instruments:

Current financial assets and liabilities: Terms are such that their carrying amounts approximate fair values.

Variable rate bank facilities: The carrying amounts of variable rate debt approximate fair value because the rates are reflective of the current market.

Committed long-term bank facilities and other long-term debt: Fair values are estimated using discounted cash flow analysis based on current incremental borrowing rates for similar borrowing arrangements.

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of short-term investments, primarily overnight deposits, and are invested with recognized Canadian and U.S. banks.

Foreign currency risk

A significant portion of the Company’s operations relates to subsidiaries located in the United States that are considered self-sustaining.

The parent Company and subsidiaries located in Canada maintain their accounts in Canadian dollars. The foreign currency risk associated with the Company’s foreign currency denominated accounts receivable and payable balances as at September 28, 2002 is not material.

3. ACCOUNTS RECEIVABLE

The combined accounts receivable of three customers represent 52% of the total receivable outstanding at September 28, 2002 (one customer represented 17% of the total receivable outstanding at September 29, 2001).

For the year ended September 28, 2002, three customers (2001 – one customer) accounted for 38% (2001 – 10%) of annual sales.

4. INVENTORY

Inventory consists of the following:

	2002	2001
	$	$
Raw materials	36,140	23,055
Work-in-process	17,983	18,984
Finished goods	64,109	37,654
	118,232	79,693

5. CAPITAL ASSETS

Capital assets consist of the following:

		2002
	Cost	Accumulated	Net book
		amortization	value
	$	$	$
Land	6,987	—	6,987
Buildings	33,788	4,989	28,799
Leasehold improvements	10,356	1,258	9,098
Machinery and equipment	95,783	37,787	57,996
Computer hardware and software	13,719	8,046	5,673
Automotive equipment	1,008	709	299
Office furniture and equipment	7,393	2,322	5,071
Capital assets under construction	2,453	—	2,453
	171,487	55,111	116,376

		2001
	Cost	Accumulated	Net book
		amortization	value
	$	$	$
Land	4,080	—	4,080
Buildings	27,125	3,982	23,143
Leasehold improvements	8,239	837	7,402
Machinery and equipment	73,099	32,529	40,570
Computer hardware and software	10,106	5,997	4,109
Automotive equipment	1,047	658	389
Office furniture and equipment	5,486	1,859	3,627
Capital assets under construction	10,804	—	10,804
	139,986	45,862	94,124

6. OTHER ASSETS

Other assets consist of the following:

	2002	2001
	$	$
Deferred barbeque facility start-up costs	3,195	1,792
Deferred development costs	1,287	1,867
Deferred financing costs	1,442	1,499
Other	856	343
	6,780	5,501

Changes in the carrying amount of deferred barbeque facility start-up costs and deferred development costs for the year ended September 28, 2002 were:

	Deferred	Deferred
	barbeque facility	development
	start-up costs	costs
	$	$
Balance as at September 29, 2001	1,792	1,867
Additions during the year	2,027	79
Amortization for 2002	(624)	(659)
Balance as at September 28, 2002	3,195	1,287

Research and development expenses for the year ended September 28, 2002 are $6,976 (2001 – $4,292).

Amortization of deferred development costs in the year are $659 (2001 – $102). Additions to deferred development costs in the year are $79 (2001 – $1,459).

7. GOODWILL AND INTANGIBLE ASSETS

In 2001, the CICA issued accounting recommendations for Business Combinations, Goodwill and Other Intangible Assets. Under the new rules, goodwill and intangible assets with an indefinite useful life arising from business combinations accounted for using the purchase method are no longer amortized but subject to an assessment of impairment by applying a fair value based test on an annual basis. Intangible assets with finite useful lives will continue to be amortized over their useful lives. The Company has adopted the new recommendations for fiscal year 2002.

Goodwill

During the year, the Company completed its transitional fair value impairment test of goodwill. Using a multiple of historical earnings valuation technique, it was determined that the carrying value of goodwill for the Company’s United Kingdom subsidiary exceeded the fair value. This caused the Company to write down the value for goodwill associated with its United Kingdom operations to zero. This resulted in a write-down of goodwill in the amount of $2,014 and related deferred tax liabilities of $166. In accordance with the transitional rules of implementing this new standard, write-down has been charged to opening retained earnings in the net amount of $1,848.

In implementing the recommendations of the CICA with respect to accounting for business combinations, goodwill and intangibles, future tax liabilities of $2,752, recorded at the time of a prior year acquisition, were reclassified against goodwill.

Changes in the carrying amount of goodwill are as follows:
$
Balance as at September 30, 2000	149,166
Goodwill acquired on the purchase of RMC (note 8d)	23,363
Goodwill amortization	(7,512)
Adjustment for tax liabilities	858
Foreign currency translation	6,176
Balance as at September 29, 2001	172,051
Goodwill acquired on the purchase of The Great Outdoors (note 8a)	12,859
Goodwill acquired on the purchase of Keanall (note 8b)	51,508
Transitional impairment loss	(2,014)
Adjustment of future tax liabilities	(2,752)
Foreign currency translation	336
Other	728
Balance as at September 28, 2002	232,716

The change in policy with respect to the amortization of goodwill has been applied prospectively. The consolidated financial statements for the year ended September 28, 2002 have been prepared in accordance with the new policy. The consolidated financial statements for the year ended September 29, 2001 have not been adjusted. The pro forma impact on the prior period is as follows:

FOR THE YEAR ENDED	September 28	September 29
	2002	2001
	$	$
Reported net income	42,081	31,398
Add back: goodwill amortization (net of income taxes)	—	4,983
Adjusted net income	42,081	36,381

Basic earnings per share	$1.06	$0.82
Goodwill amortization	$—	$0.13
Adjusted earnings per share	$1.06	$0.95

Diluted earnings per share	$1.03	$0.81
Goodwill amortization	$—	$0.13
Adjusted diluted earnings per share	$1.03	$0.94

Intangible assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and has been amortized over the 22-year lease term.

Trademarks include the British hearth trademarks acquired on April 9, 2002 (note 8c).

	September 28	September 29
	2002	2001
	$	$
Leasehold right
Cost	7,681	7,687
Accumulated amortization	1,717	1,368
Net book value	5,964	6,319
Trademarks, net	1,655	—
Other, net	679	—
	8,298	6,319

Amortization expense of intangible assets for the year was $349 (2001 – $340).

8. ACQUISITIONS

a) The Great Outdoors Grill Company

Effective May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company (“TGO”) of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbeques. The Company satisfied the purchase price by a cash payment, including acquisition costs, of $15,423 and the issuance of 195,366 common shares of the Company valued at $3,102. The fair value of the Company’s shares was $15.88 representing the average market price on the announcement date. Additional contingent consideration not to exceed US$12,300 in the form of a non-interest-bearing promissory note will be paid if TGO achieves an earnings target for the 2003 fiscal year. The promissory note will be payable in equal installments over a two-year period commencing on January 2, 2004.

The results of the operations of TGO from the date of acquisition are included in the Company’s consolidated statement of operations for the year ended September 28, 2002. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their fair values.

The following is a summary of the assets purchased:

$
Current assets acquired	17,092
Long-term assets acquired	2,837
Current liabilities assumed	(14,263)
Goodwill	12,859
18,525

Consideration:
$
Cash, including acquisition costs	15,423
Share capital issued	3,102
18,525

It is estimated that goodwill of $10,285 is tax deductible.

b) Keanall Holdings Limited

Effective January 2, 2002, the Company acquired all the issued and outstanding shares of Keanall Holdings Limited ("Keanall") of Mississauga, Ontario. Keanall is a leading manufacturer and distributor of quality after-market gas grill products to many of North America’s largest retailers that serve the recreational and home improvement market. Under the terms of the transaction, the Company satisfied the purchase price with a combination of a cash payment, including acquisition costs, of $11,206, the issuance of a $30,000 face value non-interest-bearing note repayable monthly over 24 months with a fair value of $29,343, and a further $30,366, paid by the issuance of 2,526,314 common shares of the Company. The fair value of the Company’s common shares was $12.02 representing the average market price on the announcement date.

The results of the operations of Keanall from the date of acquisition are included in the Company’s consolidated statement of operations for the year ended September 28, 2002. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their fair values.

The following is a summary of the assets purchased:

$
Current assets acquired	24,169
Long-term assets acquired	12,224
Intangible assets acquired	212
Current liabilities assumed	(17,198)
Goodwill	51,508
70,915

Consideration:
$
Cash, including acquisition costs	11,206
Unsecured note payable	29,343
Share capital issued	30,366
70,915

It is estimated that goodwill of $15,000 is tax deductible.

c) Other

Effective April 9, 2002, the Company acquired substantially all of the net assets of a British hearth fireplace business for cash consideration, including acquisition costs of $2,718.

The results of operations from the date of acquisition are included in the Company’s consolidated statement of operations for the year ended September 28, 2002. The acquisition was accounted for using the purchase method with the purchase price allocated to the net identifiable assets at their fair value.

The following is a summary of the assets purchased:

$
Current assets acquired	685
Long-term assets acquired	114
Intangible assets	1,563
Liabilities assumed	(68)
Goodwill	424
2,718

d) RMC International Ltd.

Effective July 1, 1999, the Company acquired substantially all of the net assets of RMC International Ltd. (“RMC”) for cash consideration of $37,643 and 564,528 common shares of the Company valued at $7,480. Additional cash consideration of $23,363 (US$15,000) was paid on April 1, 2001 as RMC achieved an earnings target for the calendar year 2000. The additional consideration of $23,363 was added to goodwill in fiscal 2001.

9. BANK INDEBTEDNESS AND LONG-TERM DEBT

Long-term debt consists of the following:

	2002	2001
	$	$
Non-revolving term credit facility currently advanced at fixed rates not exceeding
90 days (2001 – 180 days) with a weighted average rate of 4.47% (2001 – 4.95%)
repayable over quarterly installments beginning September 28, 2002 to be fully paid by July 26, 2005. The Company may borrow up to $55,000 (2001 – $66,250).
Included in this amount was U.S. dollar debt of US$4,035 (2001 – US$5,044)
and U.K. pound sterling debt of £3,400 (2001 – £2,050).	53,703	61,469
Revolving operating loans currently advanced at fixed rates not exceeding 90 days
(2001 – 180 days) with a weighted average rate of 4.50% (2001 – 5.21%)
under which the Company may borrow up to $130,000 (2001 – $100,000).
Letters of credit totalling $8,549 (2001 – $2,582) have been issued against this facility.
The credit facility expires on July 26, 2005.	54,000	35,500
Revolving term credit facility of up to $80,000 (2001 – $50,000) advanced at fixed rates and/or floating rates not exceeding 90 days (2001 – 180 days) with a weighted average rate of 4.31% (2001 – 5.25%). Included in this amount was
U.S. dollar debt of $8,000 (2001– nil). The credit facility expires on July 26, 2005.	60,468	42,100
Other long-term debt bearing interest at 4.94% (2001 – 7.30%).	5,862	5,453
	174,033	144,522
Less current portion	16,338	16,009
	157,695	128,513

The Company’s syndicated credit agreement expires on July 26, 2005 with the revolving facilities extended annually for an additional 364-day period. As at September 28, 2002, the Company’s total available line of credit was $265,000 (2001 – $216,250).

In accordance with the credit agreement, the Company may borrow in Canadian dollars, U.S. dollars and U.K. pounds sterling by way of prime rate based loans, Bankers’ Acceptances, LIBOR loans or any combination thereof. Fair values of the committed long-term facilities and other long-term debt are not materially different from the carrying values.

The credit agreement includes certain restrictive covenants and undertakings. The Company is in compliance with all financial covenants.

The future minimum annual principal repayments of long-term debt over the next five years and thereafter are as follows:

$
2003	16,338
2004	15,654
2005	138,195
2006	120
2007	120
Thereafter	3,606
174,033

Interest on long-term debt amounted to $6,845 for the year ended September 28, 2002 (2001 – $7,824).

Bank Indebtedness

As part of the total available credit facility of $265,000, the Company has available operating lines totalling $210,000, which includes bank overdraft facilities in Canada and the U.S.

10. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value.

a) Issued and outstanding

	Number of
	shares	Amount
	#	$
	(in thousands)
Balance October 2, 2000	39,532	133,549
Options exercised	14	56
Employee share purchase plan (i)	15	95
Shares repurchased and cancelled under Issuer Bid (ii)	(1,525)	(5,155)
Balance September 29, 2001	38,036	128,545

Shares cancelled (iii)	(6,000)	(23,870)
Shares issued (iii)	6,000	23,870
Share consideration for Keanall acquisition	2,526	30,366
Share consideration for The Great Outdoors acquisition	195	3,102
Options exercised	—	3
Employee share purchase plan (i)	10	111
Shares repurchased and cancelled under Issuer Bid (ii)	(179)	(629)
Balance September 28, 2002	40,588	161,498

(i) The Company has established an Employee Share Purchase Plan (“ESPP”) in order to encourage employees to participate in the growth and development of the Company. Annually, all eligible employees may contribute to the ESPP an amount up to 20% of their aggregate base cash compensation received in the previous year. Throughout the year, the administrator, on behalf of each participating employee, purchases shares from the Company at market price less a 15% discount. Employees can sell 85% of these share accounts at any time. The remaining 15% of the employee’s share account vests equally over four quarters after the quarter in which shares were purchased. During fiscal 2002, 9,520 (2001 –15,202) shares were issued under the ESPP for $111 (2001 – $95).

(ii) The Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares commencing October 9, 2001 during the next twelve-month period. As at October 8, 2002, the expiry date of the Normal Course Issuer Bid, a total of 179,500 shares had been repurchased and cancelled at an average price of $9.48.

Details of fiscal 2002 repurchases are as follows:

	Number of
	shares	Price paid
Month of purchase	purchased	per share
	#	$
October 2001	95,000	8.0000
November 2001	44,400	8.0000
July 2002	40,100	14.5145
	179,500

On September 27, 2000, the Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,987,000 of its common shares during the next twelve-month period. As at September 26, 2001, the expiry date of the Normal Course Issuer Bid, a total of 1,525,200  shares had been repurchased and cancelled at an average price of $6.92.

Details of fiscal 2001 repurchases are as follows:

	Number of
	shares	Price paid
Month of purchase	purchased	per share
	#	$
October 2000	211,100	6.8976
November 2000	693,300	6.5870
December 2000	359,300	6.4491
January 2001	100,800	7.2812
February 2001	10,300	8.1403
March 2001	18,200	8.7280
April 2001	2,100	9.0952
July 2001	30,100	8.6997
September 2001	100,000	9.0000
	1,525,200

On October 3, 2002, the Company filed a new Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares commencing October 9, 2002 during the next twelve-month period.

(iii) During the year, the Company purchased from and issued to an Officer and shareholder of the Company an equivalent number of common shares. This transaction, which was subject to regulatory approval, was reviewed and approved by the Board.

b) Stock options

Under the terms of the Stock Option Plan, all options are granted for a term of seven years commencing on the date of grant. All options granted prior to January 10, 2000 are exercisable six years and three hundred and sixty days from the date upon which such options were granted. For all options granted after January 10, 2000 and before July 24, 2002, one-third of such options will become exercisable as of each of the first, second and third anniversaries, respectively, of the date such options are granted. For all options granted after July 24, 2002, one-fourth of such options will become exercisable as of each of the first, second, third and fourth anniversaries, respectively, of the date such options are granted.

Options granted prior to September 15, 1999, may vest early if certain stock price performance criteria are met, being, one-third of the options granted in each fiscal year will become exercisable as of the first day of each of the three immediately following fiscal years, provided that the cumulative percentage increase in the market value of the common shares of the Company since the first day of the fiscal year in which the options were granted has been at least equal to 110% of the cumulative increase of the Toronto Stock Exchange 300 Index during the same period.

Options granted after September 15, 1999 but prior to January 10, 2000 may vest early if certain stock price performance criteria are met, being, one-third of the options granted in each fiscal year will become exercisable as of the first day of each of the three immediately following fiscal years, provided that the cumulative percentage increase in the market value of the common shares of the Company since the first day of the fiscal year in which the options were granted has been at least equal to the cumulative percentage increase of the Toronto Stock Exchange Industrial Products Index during the same period.

Under the Stock Option Plan, the Company is authorized to issue a maximum of 5,624,500 common shares. As at September 28, 2002, a total of 1,096,130 common shares are available for future grants and options.

A summary of the Stock Option Plan as of September 28, 2002 and September 29, 2001 and changes during the years ended on these dates is presented below:

	Options	Weighted	Number of
	outstanding	average price	vested options
	#	$	#
Outstanding at September 30, 2000	2,702,610	8.20	339,949
Granted	1,162,000	9.62
Exercised	(14,000)	4.00
Repurchased	(306,471)	7.12
Forfeited	(215,468)	9.11
Outstanding at September 29, 2001	3,328,671	8.75	379,700

Granted	1,049,000	13.99
Exercised	(333)	9.50
Repurchased	(625,470)	8.33
Forfeited	(189,832)	9.20
Outstanding at September 28, 2002	3,562,036	10.37	297,582

The following table outlines stock options outstanding at September 28, 2002:

	Exercise	Options
Options outstanding	price	exercisable	Expiry date
#	$	#
12,000	8.375	12,000	November 27, 2003
168,009	12.625	—	October 1, 2004
169,658	7.800	7,673	October 1, 2005
398,323	11.250	13,006	October 4, 2006
727,478	6.250	264,903	July 26, 2007
66,666	6.700	—	November 21, 2007
945,902	9.500	—	July 25, 2008
10,000	9.750	—	September 10, 2008
15,000	9.510	—	September 12, 2008
1,042,500	14.000	—	July 24, 2009
6,500	12.500	—	September 25, 2009

Under the terms of the Stock Option Plan, 625,470 options (2001 – 306,471) were repurchased during fiscal 2002 for $4,182 (2001 –  for $870) and 333 options (2001 – 14,000) were exercised for common shares.

11. INCOME TAXES

a) Rate reconciliation

The Company’s effective income tax rates for the years ended September 28, 2002 and September 29, 2001 are derived as follows:

	2002	2001
	%	%
Combined Canadian federal and provincial tax rate	38.62	43.31
Manufacturing and processing profits deduction	(.16)	(.80)
Income taxes at different rates in foreign jurisdictions	(7.46)	(15.04)
Other	.91	.56
	31.91	28.03

b) Provision for (recovery of) income taxes
The components of income before income taxes by jurisdiction are as follows:
	2002	2001
	$	$
Income before income taxes and amortization of goodwill	61,800	51,138
Amortization of goodwill, net of tax	—	(4,983)
Income tax on amortization of goodwill	—	(2,529)
Income before income taxes	61,800	43,626
Domestic	2,224	3,111
Foreign	59,576	40,515
	61,800	43,626

The provision for (recovery of) income taxes consists of the following:
	2002	2001
	$	$
Income taxes before the undernoted	19,719	14,757
Income taxes on amortization of goodwill	—	(2,529)
Income taxes	19,719	12,228
Current	13,287	2,728
Future	6,432	9,500
	19,719	12,228

The details of the provision for (recovery of) current income taxes are as follows:
	2002	2001
	$	$
Canadian federal taxes	(444)	(117)
Provincial taxes	(437)	(63)
Foreign taxes	14,168	2,908
	13,287	2,728

The details of the provision for future income taxes are as follows:
	2002	2001
	$	$
Canadian federal taxes	1,028	488
Provincial taxes	463	251
Foreign taxes	4,941	8,761
	6,432	9,500

c) Provision for future income taxes
Future income taxes have been provided on temporary differences consisting of the following:
	2002	2001
	$	$
Reserves and allowances	1,100	813
Inventory	(835)	1,368
Capital assets	2,085	1,673
Goodwill	4,137	634
Financing	13	14
Compensation	44	25
Net operating losses	(326)	4,660
Other	214	313
	6,432	9,500

d) Future income tax assets and liabilities
Future income taxes have been provided on temporary differences consisting of the following:
	2002	2001
	$	$
Current future income tax assets
Reserves and allowances	6,115	3,531
Net operating losses	632	1,717
Inventory	2,041	843
Compensation	618	556
Stock options	404	—
Other	(222)	(200)
Total current future income tax assets	9,588	6,447
Current future income tax liabilities	(205)	(231)
Net current future income tax assets	9,383	6,216

Long-term future income tax assets
Net operating losses	595	467
Other	293	163
Total long-term future income tax assets	888	630

Long-term future income tax liabilities
Goodwill	11,099	7,578
Capital assets	10,407	7,584
Financing	4,117	78
Reserves and allowances	1,238	2,674
Other	801	730
Total long-term future income tax liabilities	27,662	18,644
Net long-term future income tax liabilities	26,774	18,014

The Company has recognized the full amount of its future income tax assets with no valuation allowance for each of the years presented.

As at September 28, 2002, one of the Company’s foreign subsidiaries has income tax losses of approximately $3,485 (2001 – $2,989) which can be applied against future years’ taxable income, the benefit of which has been recorded in the consolidated financial statements. These income tax losses do not expire.

12. CONTINGENCIES AND COMMITMENTS

a) Lease commitments

The Company is committed to premises and equipment leases with terms expiring at various dates during the next five years and thereafter. Future minimum annual payments under non-cancelable operating leases consist of the following at September 28, 2002:

$
2003	3,340
2004	3,093
2005	2,906
2006	2,813
2007	2,739
Thereafter	6,627
21,518

b) Legal

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. There are claims that are at the early stages of legal proceedings and thus the outcomes of these matters are not determinable. These claims could have a material adverse effect on the consolidated financial position of the Company or its results of operations.

c) Other

Pursuant to certain acquisitions, including a joint venture investment, the minority shareholders and joint venture partner have the option to cause the Company to purchase their interests. The Company has similar options to require the minority shareholders to sell their shares. The purchase price in both cases would be based upon a prescribed valuation formula.

13. EARNINGS PER SHARE

Basic earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

FOR THE YEAR ENDED	September 28	September 29
(in thousands except for per share amounts)	2002	2001
Earnings for year	$42,081	$31,398
Weighted average number of shares outstanding	39,836	38,346
Basic earnings per share	$1.06	$0.82
Diluted earnings per share
Weighted average number of shares outstanding	39,836	38,346
Add: Dilutive effect of stock options	1,048	386
Adjusted weighted average number of shares outstanding	40,884	38,732
Diluted earnings per share	$1.03	$0.81

In 2002, there are 756,099 stock options (2001 – 188,666) that were anti-dilutive and not included in the diluted earnings per share calculation.

14. CUMULATIVE TRANSLATION ADJUSTMENT

During the year ended September 28, 2002, the cumulative translation adjustment account was reduced by $4,035 to reflect the future tax liability on an unrealized foreign exchange gain resulting from the Canadian dollar investment in a U.S. subsidiary.

15. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances consists of the following:

FOR THE YEAR ENDED	September 28	September 29
	2002	2001
	$	$
Accounts receivable	(16,238)	(14,535)
Inventory	(16,929)	(2,769)
Prepaid and other expenses	(2,062)	(1,094)
Other assets	(3,598)	(368)
Accounts payable and accrued liabilities	14,428	3,695
Income taxes recoverable	11,753	(5,575)
	(12,646)	(20,646)

16. EMPLOYEE BENEFIT PLANS

The Company maintains various employee benefit plans which include a defined contribution plan and a multi-employer defined benefit plan. During the year, the Company’s benefit plan expenditures were approximately $1,750 (2001 – $1,457).

17. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture, and sale of hearth and heating products, barbeque and outdoor products. In light of the growth and significance of barbeque and outdoor products to the overall revenue of the Company, the Company’s revenue has been disclosed by product category.

The Chief Executive and Operating Officers of the Company review consolidated operating results to assess the performance of the business. The Company’s business organization structure and performance measurement systems are not based on product categories.

FOR THE YEAR ENDED	September 28	September 29
	2002	2001
	$	$
Net external sales:
Hearth and heating products	443,250	397,586
Barbeque and outdoor products	132,982	18,746
	576,232	416,332

Geographic information:

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

External sales:

	U.S.	Canada	Other	Total
	$	$	$	$
Year ended September 28, 2002	472,824	81,614	21,794	576,232
Year ended September 29, 2001	345,904	51,552	18,876	416,332

Capital assets, goodwill and intangibles:
	U.S.	Canada	Other	Total
	$	$	$	$
Year ended September 28, 2002	277,841	68,510	11,039	357,390
Year ended September 29, 2001	229,770	32,287	10,437	272,494

18. RELATED PARTY TRANSACTION

During 2001, the Company purchased for $307 an exclusive perpetual licence to manufacture, market and sell products. The licence was purchased from an entity in which officers of the Company had a non-controlling interest.

19. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

20. SUBSEQUENT EVENT

On October 3, 2002, the Company acquired all the issued and outstanding shares of Greenway Home Products Inc. (“Greenway”) of Guelph, Ontario for a cash payment of $1,000. Greenway is a participant in the residential water dispensing, purification and air movement products market, offering a line of innovative water dispensing, water purification and air appliances. The total purchase price consists of the $1,000 cash payment at closing and substantial future payments contingent on Greenway achieving future earnings targets.

F I V E Y E A R H I G H L I G H T S

(in thousands of dollars except for per share amounts and number of employees)

	2002	2001	2000	1999	1998
	$	$	$	$	$
Operating Results
Sales	576,232	416,332	381,900	355,742	272,740
EBITDA before restructuring and other costs*	81,964	69,344	72,012	66,309	51,379
Earnings before restructuring and other costs and income taxes	61,800	43,626	49,039	46,857	35,311
Earnings before restructuring and other costs	42,081	31,398	33,782	32,610	26,216
Restructuring and other costs before tax	—	—	—	23,005	—
Net income	42,081	31,398	33,782	16,487	26,216
Cash flow from operations	49,676	34,393	31,883	34,248	21,088
Capital expenditures	20,854	16,525	13,413	16,786	13,019
Acquisition expenditures	29,421	23,363	22,741	35,031	39,471
Number of employees	2,400	1,880	2,100	2,190	2,049

Per Share
EBITDA*	2.06	1.81	1.74	1.58	1.23
Cash flow from operations*	1.25	0.90	0.77	0.82	0.50
Book value*	8.46	7.30	6.16	5.33	5.06
Earnings before restructuring and other costs*	1.06	0.82	0.82	0.78	0.63
Earnings	1.06	0.82	0.82	0.39	0.63
Diluted earnings before restructuring and other costs*	1.03	0.81	0.81	0.77	0.62
Average number of shares outstanding	39,836	38,346	41,398	41,945	41,885

Financial Position
Working capital*	176,220	152,998	133,433	73,490	105,842
Total assets	664,785	502,029	452,248	418,420	360,469
Total net debt*	201,292	151,232	132,364	109,007	87,259
Shareholders' equity	343,376	277,612	243,453	225,706	212,012

Financial Statistics
Gross Margin	30.1%	33.0%	35.9%	34.6%	34.4%
EBITDA before restructuring and other costs margin	14.2%	16.7%	18.9%	18.6%	18.8%
Current ratio*	2.58	3.31	3.18	1.73	3.09
Total net debt/equity*	0.59	0.54	0.54	0.48	0.41
Total net debt/total capitalization*	0.37	0.35	0.35	0.33	0.29
Return before restructuring and other costs on average equity*	13.6%	12.10%	14.40%	14.90%	13.70%

*

The five year highlights include the following measures which are not recognized for financial statement presentation under Canadian generally accepted accounting principles: EBITDA before restructuring and costs, EBITDA per share, Cash flow from operations per share, Book value per share, Earnings before restructuring and other costs per share, Diluted earnings before restructuring and other costs per share, Working Capital, Total net debt, Current ratio, Total net debt/equity, Total net debt/total capitalization and Return before restructuring and other costs on average equity. Non-GAAP measures (such as the aforementioned measures) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. The following are definitions of the non-GAAP measures presented above:

EBITDA before restructuring and other costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA is presented before deductions for interest expense, tax expense and amortizations to provide financial statement users a measure of CFM’s earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations.

EBITDA per share is defined as EBITDA divided by the average number of shares outstanding.

Cash flow from operations per share is defined as cash flow from operations divided by the average number of shares outstanding.

Book value per share is defined as total shareholders’ equity divided by the number of shares outstanding as at the balance sheet date.

Earnings before restructuring and other costs per share is defined as earnings before restructuring and other costs divided by the average number of shares outstanding.

Diluted earnings before restructuring and other costs per share is defined as earnings before restructuring and other costs divided by the adjusted weighted average number of shares outstanding. Working capital is defined as current assets less current liabilities less cash plus bank indebtedness. Total net debt is defined as debt (current and long-term) plus bank indebtedness less cash. Current ratio is defined as current assets less cash divided by current liabilities less bank indebtedness. Total net debt/equity is defined as total net debt divided by shareholders’ equity. Total net debt/total capitalization is defined as total net debt divided by the sum of total net debt and shareholders’ equity. Return before restructuring and other costs on average equity is defined as earnings before restructuring and other costs divided by the average of beginning and ending shareholders’ equity.

CORPORATE DIRECTORY AND INVESTOR INFORMATION

Directors	Executive Officers	Wesley Ogden	Operating Facilities
Vice President, The Great Outdoors
Colin M. Adamson	Colin Adamson	Grill Company	Vermont Castings Majestic Products
Chairman, Chief Executive	Chairman and		410 Admiral Boulevard
Officer and Co-Founder	Chief Executive Officer	Doug Greenway	Mississauga, Ontario
		President, CFM Greenway	Canada L5T 2N6
David W. Colcleugh (3)	Jim Lutes		Telephone: (905) 670-7777
Chairman, President and	President and	Solicitors	Facsimile: (905) 670-4676
Chief Executive Officer,	Chief Operating Officer
Dupont Canada Inc.		Fraser Milner Casgrain LLP	475 Admiral Boulevard
	Patrick Keane	1 First Canadian Place	Mississauga, Ontario
William A. Corbett (1) (2)	Executive Vice President,	100 King Street West	Canada L5T 2N1
Chairman,	Operations	Toronto, Ontario	Telephone: (905) 670-7777
The New Providence		Canada M5X 1B2	Facsimile: (905) 670-4650
Development	Peter Plows
Company Limited	Senior Vice President,	Foley & Lardner	1000 East Market Street
	Operations	Three First National Plaza	Huntington, Indiana, USA 46750
William S. Cullens (1) (2)		70 West Madison	Telephone: (260) 356-8000
Past Chairman and	J. David Wood	Chicago, Illinois	Facsimile: (260) 356-9672
Chief Executive Officer,	Vice President and	USA 60602-4205
Canron Inc.	Chief Financial Officer		Route 107
		Auditors	Bethel, Vermont, USA 05032
Carlo De Pellegrin (1) (2) (3) (4)	Susan Marlow		Telephone: (802) 234-2300
Partner,	Vice President,	Ernst & Young LLP,	Facsimile: (802) 234-2340
Williams & Partners,	Human Resources	Chartered Accountants
Chartered Accountants LLP	and Development	The Ernst & Young Tower	Beanville Road
		TD Centre, Toronto, Ontario	Randolph, Vermont, USA 05060
Paul A. Houston (2)	Sonya Stark	Canada M5K 1J7	Telephone: (802) 728-3151
President and	Director, Legal Affairs,		Facsimile: (802) 728-3171
Chief Executive Officer,	Investor Relations and	Bankers
Alderwoods Group, Inc.	Corporate Secretary		CFM Harris Systems
		Bank of Montreal	3501 West Howard Street
Patrick S. Keane	David Brash	First Canadian Place	Skokie, Illinois, USA 60076-4012
Executive Vice President,	Director, Corporate Finance	11th Floor, Toronto, Ontario	Telephone: (847) 676-3556
Operations		Canada M5X 1A1	Facsimile: (847) 676-3759
Eileen Foley
Sheila O’Brien (2)	Director, Tax	Transfer Agent	CFM RMC International
Senior Vice President,			3501 West Howard Street
Nova Chemicals	Paul Kroetsch	Computershare	Skokie, Illinois, USA 60076-4012
	Treasurer	Trust Company of Canada	Telephone: (847) 676-3556
Heinz Rieger (3)		100 University Avenue	Facsimile: (847) 676-3759
Past Chairman and Co-Founder	Operating Management	8th Floor, Toronto, Ontario
		Canada M5J 2Y1	CFM Europe Limited
	Dan Downing		Trentham Lakes
(1) Member of the Audit Committee	President, Vermont Castings	Share Listing	Stoke-on-Trent
	Majestic Products		Staffordshire, England ST4 4TJ
(2) Member of the Compensation		Stock Symbol: CFM	Telephone: (178) 233-9000
and Corporate Governance Committee	Steve Haramaras		Facsimile: (178) 233-9009
	President, Mass Merchant	Exchange: Toronto
(3) Member of the Business	Operations	Stock Exchange	CFM Keanall
Development Committee			2695 Meadowvale Boulevard
	Michael Miller	Corporate Head Office	Mississauga, Ontario
(4) Lead Director	Managing Director,		Canada L5T 8A3
	CFM Europe Limited	CFM Corporation	Telephone: (905) 858-8010
Facsimile: (905) 858-1165
	Jamie Harrod	460 Admiral Boulevard
		Mississauga, Ontario	350 Admiral Boulevard
	President, The Great Outdoors	Canada L5T 3A3	Mississauga, Ontario
	Grill Company	Telephone: (905) 670-7777	Canada L5T 2N6
		Facsimile: (905) 670-7915	Telephone: (905) 670-7777
					Facsimile: (905) 565-4683
Annual Meeting

The Annual and Special Meeting of the shareholders will be held on Wednesday, February 26, 2003 at 4:15 p.m. at the Toronto Stock Exchange, Conference Centre, 130 King Street West, Toronto, Ontario, Canada M5X 1J2.

Send inquiries to Investor Relations, CFM Corporation

460 Admiral Boulevard, Mississauga, Ontario, Canada

L5T 3A3

Telephone: (905) 670-7777 Facsimile: (905) 670-7915

E-mail: cfm@cfmmajestic.com Website: www.cfmmajestic.com

					25400 Industrial Park Road
					Ardmore, Tennessee, USA 38449
Investor Relations					Telephone: (931) 427-8170
					Facsimile: (931) 427-8168

					The Great Outdoors Grill Company
					7980 East American Drive
					Joplin, Missouri, USA 64804
Share Trading Summary					Telephone: (417) 623-2596
					Facsimile: (417) 623-3946
2002 Fiscal Year	High	Low	Close	Volume
					Greenway Home Products Inc.
First Quarter	$13.32	$7.85	$13.20	3,479,357	33 Kerr Cresent, RR#3
					Guelph, Ontario
Second Quarter	$16.95	$13.00	$16.00	3,274,319	Canada N1H 6N9
					Telephone: (519) 837-9724
Third Quarter	$17.50	$15.00	$15.96	4,394,241	Facsimile: (519) 837-8913

Fourth Quarter	$16.85	$12.11	$12.52	1,640,620

Fiscal 2002	$17.50	$7.85	$12.52	12,788,537